UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*
Alimera Sciences, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
016259103

(CUSIP Number)
December 31, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	016259103

1	NAME OF REPORTING PERSON Venrock Associates IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,949,070[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,949,070[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,949,070[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.7% [3]

12	TYPE OF REPORTING PERSON*

	PN

[1]	Venrock Associates IV, L.P., Venrock Partners, L.P., Venrock Entrepreneurs Fund IV, L.P., Venrock Management IV, LLC, Venrock Partners Management, LLC, and VEF Management IV, LLC are members of a group for purposes of this Schedule 13G.

[2]	Consists of 3,214,546 shares of common stock owned by Venrock Associates IV, L.P., 655,545 shares of common stock owned by Venrock Partners, L.P., and 78,979 shares of common stock owned by Venrock Entrepreneurs Fund IV, L.P.

[3]	This percentage is calculated based upon 31,181,989 shares of the Issuer’s common stock outstanding as of November 5, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010.

CUSIP No.	016259103

1	NAME OF REPORTING PERSON Venrock Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,949,070[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,949,070[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,949,070[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.7% [3]

12	TYPE OF REPORTING PERSON*

	PN

[1]	Venrock Associates IV, L.P., Venrock Partners, L.P., Venrock Entrepreneurs Fund IV, L.P., Venrock Management IV, LLC, Venrock Partners Management, LLC, and VEF Management IV, LLC are members of a group for purposes of this Schedule 13G.

[2]	Consists of 3,214,546 shares of common stock owned by Venrock Associates IV, L.P., 655,545 shares of common stock owned by Venrock Partners, L.P., and 78,979 shares of common stock owned by Venrock Entrepreneurs Fund IV, L.P.

[3]	This percentage is calculated based upon 31,181,989 shares of the Issuer’s common stock outstanding as of November 5, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010.

CUSIP No.	016259103

1	NAME OF REPORTING PERSON Venrock Entrepreneurs Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,949,070[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,949,070[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,949,070[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.7% [3]

12	TYPE OF REPORTING PERSON*

	PN

[1]	Venrock Associates IV, L.P., Venrock Partners, L.P., Venrock Entrepreneurs Fund IV, L.P., Venrock Management IV, LLC, Venrock Partners Management, LLC, and VEF Management IV, LLC are members of a group for purposes of this Schedule 13G.

[2]	Consists of 3,214,546 shares of common stock owned by Venrock Associates IV, L.P., 655,545 shares of common stock owned by Venrock Partners, L.P., and 78,979 shares of common stock owned by Venrock Entrepreneurs Fund IV, L.P.

[3]	This percentage is calculated based upon 31,181,989 shares of the Issuer’s common stock outstanding as of November 5, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010.

CUSIP No.	016259103

1	NAME OF REPORTING PERSON Venrock Management IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,949,070[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,949,070[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,949,070[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.7% [3]

12	TYPE OF REPORTING PERSON*

	OO

[1]	Venrock Associates IV, L.P., Venrock Partners, L.P., Venrock Entrepreneurs Fund IV, L.P., Venrock Management IV, LLC, Venrock Partners Management, LLC, and VEF Management IV, LLC are members of a group for purposes of this Schedule 13G.

[2]	Consists of 3,214,546 shares of common stock owned by Venrock Associates IV, L.P., 655,545 shares of common stock owned by Venrock Partners, L.P., and 78,979 shares of common stock owned by Venrock Entrepreneurs Fund IV, L.P.

[3]	This percentage is calculated based upon 31,181,989 shares of the Issuer’s common stock outstanding as of November 5, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010.

CUSIP No.	016259103

1	NAME OF REPORTING PERSON Venrock Partners Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,949,070[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,949,070[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,949,070[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.7% [3]

12	TYPE OF REPORTING PERSON*

	OO

[1]	Venrock Associates IV, L.P., Venrock Partners, L.P., Venrock Entrepreneurs Fund IV, L.P., Venrock Management IV, LLC, Venrock Partners Management, LLC, and VEF Management IV, LLC are members of a group for purposes of this Schedule 13G.

[2]	Consists of 3,214,546 shares of common stock owned by Venrock Associates IV, L.P., 655,545 shares of common stock owned by Venrock Partners, L.P., and 78,979 shares of common stock owned by Venrock Entrepreneurs Fund IV, L.P.

[3]	This percentage is calculated based upon 31,181,989 shares of the Issuer’s common stock outstanding as of November 5, 2010, as set forth in the Issuer’ s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010.

CUSIP No.	016259103

1	NAME OF REPORTING PERSON VEF Management IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,949,070[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,949,070[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,949,070[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.7% [3]

12	TYPE OF REPORTING PERSON*

	OO

[1]	Venrock Associates IV, L.P., Venrock Partners, L.P., Venrock Entrepreneurs Fund IV, L.P., Venrock Management IV, LLC, Venrock Partners Management, LLC, and VEF Management IV, LLC are members of a group for purposes of this Schedule 13G.

[2]	Consists of 3,214,546 shares of common stock owned by Venrock Associates IV, L.P., 655,545 shares of common stock owned by Venrock Partners, L.P., and 78,979 shares of common stock owned by Venrock Entrepreneurs Fund IV, L.P.

[3]	This percentage is calculated based upon 31,181,989 shares of the Issuer’s common stock outstanding as of November 5, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010.

CUSIP No: 016259103
Introductory Note: This Statement on Schedule 13G is filed on behalf of Venrock Associates IV, L.P., a limited partnership organized under the laws of the State of Delaware; Venrock Partners, L.P., a limited partnership organized under the laws of the State of Delaware; Venrock Entrepreneurs Fund IV, L.P., a limited partnership organized under the laws of the State of Delaware; Venrock Management IV, LLC, a limited liability company organized under the laws of the State of Delaware; Venrock Partners Management, LLC, a limited liability company organized under the laws of the State of Delaware; and VEF Management IV, LLC, a limited liability company organized under the laws of the State of Delaware (collectively referred to as the “Reporting Persons”), in respect of common stock of Alimera Sciences, Inc.
Item 1.
(a)	Name of Issuer: Alimera Sciences, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 6120 Windward Parkway, Suite 290 Alpharetta, Georgia 30005
Item 2.
(a)	Name of Persons Filing:

Venrock Associates IV, L.P.

Venrock Partners, L.P.

Venrock Entrepreneurs Fund IV, L.P.

Venrock Management IV, LLC

Venrock Partners Management, LLC

VEF Management IV, LLC

(b)	Address of Principal Business Office or, if none, Residence

New York Office: 530 Fifth Avenue, 22nd Floor, New York, NY 10036

Palo Alto Office: 3340 Hillview Avenue, Palo Alto, CA 94304

Cambridge Office: 55 Cambridge Parkway, Suite 100, Cambridge, MA 02142

(c)	Citizenship: Each of Venrock Associates IV, L.P., Venrock Partners, L.P., and Venrock Entrepreneurs Fund IV, L.P. are limited partnerships organized in the State of Delaware. Each of Venrock Management IV, LLC, Venrock Partners Management, LLC, and VEF Management IV, LLC are limited liability companies organized in the State of Delaware.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 016259103
Item 3. Not applicable.
Item 4. Ownership
(a) and (b)	Venrock Associates IV, L.P. beneficially owns 3,214,546 shares of common stock or 10.3% of the outstanding shares of common stock, Venrock Partners, L.P. beneficially owns 655,545 shares of common stock or 2.1% of the outstanding shares of common stock, and Venrock Entrepreneurs Fund IV, L.P. beneficially owns 78,979 shares of common stock or 0.3% of the outstanding shares of common stock. Collectively the Reporting Persons beneficially own an aggregate of 3,949,070 shares of common stock or 12.7% of the outstanding shares of common stock

(c)	Each of the Reporting Persons has sole power to vote or direct the vote of no shares of common stock, sole power to dispose or to direct the disposition of no shares of the common stock, shared power to vote or to direct the vote of 3,949,070 shares of common stock and shared power to dispose or to direct the disposition of 3,949,070 shares of common stock.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Not applicable
Item 8. Identification and Classification of Members of the Group
     This Schedule is being filed pursuant to Rule 13d -1(d). The identities of the Reporting Persons are stated in Item 2(a).
Item 9. Notice of Dissolution of Group
     Not applicable
Item 10. Certification
     Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 11, 2011	VENROCK ASSOCIATES IV, L.P. By its General Partner, Venrock Management IV, LLC

	By: Name:	/s/ David L. Stepp David L. Stepp
	Title:	Authorized Signatory or Member

VENROCK PARTNERS, L.P. By its General Partner, Venrock Partners Management, LLC

	By:	/s/ David L. Stepp

	Name:	David L. Stepp
	Title:	Authorized Signatory or Member

VENROCK ENTREPRENEURS FUND IV, L.P. By its General Partner, VEF Management IV, LLC

	By:	/s/ David L. Stepp

	Name:	David L. Stepp
	Title:	Authorized Signatory or Member

VENROCK MANAGEMENT IV, LLC

	By:	/s/ David L. Stepp

	Name:	David L. Stepp
	Title:	Authorized Signatory or Member

VENROCK PARTNERS MANAGEMENT, LLC

	By:	/s/ David L. Stepp

	Name:	David L. Stepp
	Title:	Authorized Signatory or Member

VEF MANAGEMENT IV, LLC

	By:	/s/ David L. Stepp

	Name:	David L. Stepp
	Title:	Authorized Signatory or Member

EXHIBIT INDEX
Exhibit No.
99.1 Agreement pursuant to Rule 13d-1(k)(1) among Venrock Associates IV, L.P., Venrock Partners, L.P., Venrock Entrepreneurs Fund IV, L.P., Venrock Management IV, LLC, Venrock Partners Management, LLC, and VEF Management IV, LLC.